Mail Stop 6010
Via Facsimile and U.S. Mail

March 17, 2008

Mr. V. Prem Watsa
Chairman and Chief Executive Officer
Fairfax Financial Holdings Limited
95 Wellington Street West, Suite 800
Toronto, Ontario Canada M5J2N7

> **Re:** **Fairfax Financial Holdings Limited**
> **Form 40-F for fiscal year ended December 31, 2006**
> **File No. 1-31556**

Dear Mr. Watsa:

We have completed our review of your Form 40-F and have no further comments at this time.

Sincerely,

Carlton E. Tartar
Branch Chief